SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured				Endorsement Number
RBC FUNDS TRUST				3
Bond Number	Bond Period			Effective Date of Endorsement
J06009591	06-30-2025	to	06-30-2026	05-28-2026
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1)	In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this Endorsement is/are the other Assured(s) under this Bond.

(2)	Schedule of Other Assureds:

RBC SMID Cap Growth Fund

RBC Enterprise Fund

RBC Small Cap Core Fund

RBC Microcap Value Fund

RBC BlueBay U.S. Government Money Market Fund

RBC BlueBay Access Capital Community Investment Fund

RBC BlueBay Emerging Market Debt Fund

RBC BlueBay High Yield Bond Fund

RBC Emerging Markets Equity Fund

RBC BlueBay Short Duration Fixed Income Fund

RBC BlueBay Ultra-Short Fixed Income Fund

RBC Global Opportunities Fund

RBC Small Cap Value Fund

RBC Emerging Markets Value Equity Fund

RBC BlueBay Impact Bond Fund

RBC BlueBay Core Plus Bond Fund

RBC BlueBay Strategic Income Fund

RBC Global Equity Leaders Fund

RBC China Equity Fund

RBC International Equity Fund

RBC International Small Cap Equity Fund

RBC Emerging Markets ex-China Equity Fund

RBC BlueBay Enhanced Income Fund

PF-52916 (08/21)	Page 1 of 2

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52916 (11/19)	Page 2 of 2

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of this endorsement/rider: May 28, 2026	Federal Insurance Company

Endorsement/Rider No. 16

To be attached to and
form a part of Policy No. 8260-9345

Issued to: RBC FUNDS TRUST

SCHEDULE OF INVESTMENT COMPANIES ENDORSEMENT

In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended as follows:

Pursuant to subparagraph (F)(1) of Section II., Definitions, the following registered investment company(ies) are included within the definition of Investment Company:

RBC BlueBay Enhanced Income Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-13803 (01/2008)	Page 1

JOINT FIDELITY BOND AGREEMENT

This Agreement is made this 20th day of March, 2026 by and among RBC Funds Trust and RBC BlueBay Enhanced Income Fund, on behalf of each of their series, if applicable (the “Funds”).

W I T N E S S E T H:

WHEREAS, The Funds are management investment companies registered under the Investment Company Act of 1940 (“1940 Act”); and

WHEREAS, each Fund, on behalf of its series, if applicable, must purchase a bond as required by the 1940 Act and Rule 17g-1 promulgated thereunder under which each such series is a named insured; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.   Description of Bond. Chubb/Federal Insurance Company, a reputable fidelity insurance company authorized to do business in the place where the bond is issued, shall issue a joint fidelity bond in the amount of $2,850,000 (which may be increased from time to time), which designates each of the Funds and their series, if applicable, as named insureds (“Bond”).

2.   Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3.  Term. The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

RBC Funds Trust	RBC BlueBay Enhanced Income Fund

By: /s/ Kathleen Hegna	By: /s/ Kathleen Hegna
Name: Kathleen Hegna	Name: Kathleen Hegna
Title: Treasurer and Chief Financial Officer	Title: Treasurer and Principal Financial Officer

The following resolutions were adopted by the Board of Trustees on March 19, 2026

Approval of Joint Fidelity Bond Policy

RESOLVED, that the Board hereby approves the payment by the Trust of the premium for coverage under the Fidelity Bond, in the amount described at this meeting, having considered all relevant factors, including, but not limited to, the number of other parties named as insureds (the “Insured Persons”) under the Fidelity Bond, the nature of the business activities of such other parties, the amount and premium of the Fidelity Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and further

RESOLVED, that a Joint Fidelity Bond Agreement by and between the Trust and the Insured Persons (the “Joint Insured Agreement”) in substantially the form described to the Trustees, be and it hereby is, approved; and that any officer of the Fund be, and they hereby severally are, authorized, in the name and on behalf of the Fund, to execute and deliver such Joint Insured Agreement, in substantially such form, with such changes as the officer or officers so acting may deem necessary or desirable, together with such other documents or instruments as he or she may deem necessary or advisable to effect the purposes of this resolution, the execution and delivery thereof to be conclusive evidence that the same has been approved by the Trustees; and further

RESOLVED, that the officers of the Trust are authorized to execute the insurance coverage under the Fidelity Bond on behalf of the Fund; and further

RESOLVED, that the officers of the Trust are authorized and directed to make all filings with the Securities and Exchange Commission (“SEC”) and give all notices on behalf of the Fund with respect to the Fidelity Bond.